SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. __________ )(1)


GC Companies, Inc.
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                                (Name of Issuer)


Common Stock Par Value $0.01 Per Share
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                         (Title of Class of Securities)


36155Q109
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                                 (CUSIP Number)
Seth A. Klarman
The Baupost Group, LLC
44 Brattle St, 5th Floor
PO Box 389125
Cambridge, MA 02238
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


July 3, 2001
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36155Q109                    13D                   Page___ of __ Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Baupost Group, LLC,  04-3402144

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

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3    SEC USE ONLY



-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

        OO

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

The Baupost Group, LLC - The Commonwealth of Massachusetts

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               7    SOLE VOTING POWER

  NUMBER OF         913,300

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY       0

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         913,300

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH           0


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            913,300

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.66%

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14   TYPE OF REPORTING PERSON*

        IA



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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 36155Q109                    13D                   Page___ of __ Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SAK Corporation, 04-3334541

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

        Not applicable.

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

SAK Corporation - The Commonwealth of Massachusetts


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF        0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY       0

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING        0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH           0


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 36155Q109                    13D                   Page___ of __ Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Seth A. Klarman

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

        Not applicable.

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

Seth A. Klarman - United States of America


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF        0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY       0

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING       0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH           0


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

HC, IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 36155Q109                   13D                   Page___ of __ Pages


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Item 1.  Security and Issuer.

This Schedule 13D relates to the Common Stock, Par Value $0.01 Per Share, (the "Common Stock"), of GC Companies, Inc. (the "Company"), which, to the best of the knowledge of the persons filing this Schedule 13D has its principal executive offices at 1300 Boylston Street, Chestnut Hill, MA 02467.

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Item 2.  Identity and Background.

     (a) The persons filing this Schedule 13D are (i) The Baupost Group, L.L.C. ("Baupost"), a Massachusetts limited liability company, (ii) SAK Corporation ("SAK"), a Massachusetts corporation, and (iii) Seth A. Klarman.

     (b) The business address of each of Baupost, SAK and Seth A. Klarman is 44 Brattle Street, Cambridge, Massachusetts 02138.

     (c) Baupost is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). The principal business of Baupost is that of general partner and investment manager to various limited partnerships (the "Baupost Partnerships") and as investment manager to The Baupost Fund, a Massachusetts business trust.

        The principal business of SAK is that of manager of Baupost.

        The principal occupation of Seth A. Klarman is serving as the president of Baupost and president and trustee of The Baupost Fund. Seth A. Klarman is also the president and sole director of SAK.

     (d) None of the reporting persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) None of the reporting persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Baupost is a Massachusetts limited liability company, SAK is a Massachusetts corporation, and Seth A. Klarman is a citizen of the United States of America.
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Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, the number of shares with respect to which the reporting persons may be deemed to be beneficial owner is 913,300 shares of Common Stock (the "Baupost Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the Baupost Shares, including commissions, was $2,189,152.78. The Baupost Shares are held by the Baupost Partnerships, the funds therefore coming from the investment funds on hand in the various Baupost Partnerships.
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Item 4.  Purpose of Transaction.

Baupost has acquired the shares of Common Stock for investment purposes, except that Baupost may dispose of all or some of the Baupost Shares, or may acquire additional shares of Common Stock from time to time, depending on price and market conditions, evaluation of alternative investments, and other factors. This schedule 13D filing, in lieu of the reporting persons' previous and normal filing of Schedule 13G, is occasioned solely by Baupost's participation in (i) a motion with other shareholders of the Company to terminate the exclusive period for filing and soliciting acceptances of a plan of reorganization of the Company under Chapter 11 of the U.S. Bankruptcy Code, and (ii) an objection to a motion for an order establishing bidding procedures in relation to the aforementioned bankruptcy proceedings. In addition, Baupost intends to participate in proposing a plan of reorganization under such bankruptcy proceedings, and to consider and take any other actions it deems prudent in order to preserve or enhance the value of its investment in the Company. The Baupost Shares acquired and held by the Baupost Partnerships were acquired in the ordinary course of business and were not acquired for the purpose of and, except as described herein, do not have the effect of changing or influencing the control of the Company and were not acquired in connection with or as a participant in any transaction having such purpose or effect. Except as described herein, none of the reporting persons has any present plans or proposals that would result in or relate to any of the transactions enumerated in Item 4 of Schedule 13D, although each reserves the right to exercise any and all of their respective rights as a stockholder of the company from time to time.

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Item 5.  Interest in Securities of the Issuer.

     (a) The aggregate percentage of shares of Common Stock reported owned by the reporting persons herein is based on 7,830,921 shares outstanding, which is the total number of shares of Common Stock reported outstanding as reported by the company in its most recent 10Q filed June 14, 2001.
        (i) By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Baupost may be deemed to own beneficially the 913,300 shares of Common Stock held by the Baupost Partnerships, which constitutes approximately 11.66% of the shares outstanding. Baupost owns directly no shares of Common Stock.
        (ii) By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, SAK may be deemed to own beneficially the 913,300 shares of Common Stock held by the Baupost Partnerships, which constitutes approximately 11.66% of the shares outstanding. SAK owns directly no shares of Common Stock.
        (iii) By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Seth A. Klarman may be deemed to own beneficially the 913,300 shares of Common Stock held by the Baupost Partnerships, which constitutes approximately 11.66% of the shares outstanding. Seth A. Klarman owns directly no shares of Common Stock.

     (b) Baupost has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the Baupost Shares held by the Baupost Partnerships as described above.

     (c) Transactions that were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the reporting persons are as follows: NONE

     (d) No person other than each respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

     (e) Not applicable.
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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

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Item 7.  Material to be Filed as Exhibits.

None.

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

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 11, 2001




THE BAUPOST GROUP, L.L.C.


By:  /s/ Seth A. Klarman
     Seth A. Klarman
     President

SAK CORPORATION


By:  /s/ Seth A. Klarman
     Seth A. Klarman
     President

SETH A. KLARMAN


By:  /s/ Seth A. Klarman
     Seth A. Klarman





Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).